EXHIBIT 21.  Subsidiaries of the Registrant

        The following list sets forth the major subsidiaries of the Company as of March 1, 2004. All such subsidiaries are wholly owned by NRG Incorporated and are included in the Company’s consolidated financial statements.

NAME	STATE OF INCORPORATION
Investment Leasing Services, Inc.	Delaware
NRG Mining Corporation	Arizona
NRG Technology	Delaware
Systems Capital Corporation	Delaware